UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 27, 2023

Western Asset Mortgage Capital Corporation
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

 Delaware
(STATE OF INCORPORATION)

001-35543	27-0298092
(COMMISSION FILE NUMBER)	(IRS EMPLOYER ID. NUMBER)

385 East Colorado Boulevard,	91101
Pasadena, California	(ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                         (801) 952-3390
(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	WMC	New York Stock Exchange

Item 7.01.        Regulation FD Disclosure

On June 28, 2023, Western Asset Mortgage Capital Corporation (“WMC”) announced it entered into an Agreement and Plan of Merger, dated as of June 27, 2023 (the “Merger Agreement”), with Terra Property Trust, Inc., a Maryland corporation (“TPT”). Pursuant to, and subject to the terms and conditions set forth in, the Merger Agreement, a wholly owned subsidiary of WMC will merge with and into TPT with TPT surviving (the “Merger”). TPT is a real estate credit focused company that originates, structures, funds and manages commercial real estate credit investments, including mezzanine loans, first mortgage loans, subordinated mortgage loans and preferred equity investments throughout the United States. Upon completion of the Merger, TPT’s Chief Executive Officer, Vikram S. Uppal, will serve as Chief Executive Officer of the combined company. The combined company will be headquartered in New York, New York. The board of directors of the combined company will be increased by two directors, and will consist of six TPT-designated directors and two WMC-designated directors. The combined company will be externally managed by Terra REIT Advisors, LLC, TPT’s current external manager.

On June 28, 2023, WMC and TPT issued a joint press release announcing the execution of the Merger Agreement. On the same day, TPT made available an investor presentation in connection with the proposed Merger. A copy of the joint press release is attached as Exhibit 99.1 and a copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.       Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Description
99.1	Joint Press Release, dated June 28, 2023.
99.2	Investor Presentation dated June 28, 2023.

Important Additional Information and Where to Find It

In connection with the proposed Merger, WMC expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that contains a prospectus of WMC that will also include a joint proxy statement of WMC and TPT (the “joint proxy statement/prospectus”). The joint proxy statement/prospectus will contain important information about WMC, TPT, the proposed Merger and related matters. WMC and TPT also expect to file with the SEC other documents regarding the Merger. STOCKHOLDERS OF WMC AND TPT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY WMC AND TPT WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WMC, TPT AND THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of WMC and TPT may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and all other documents filed or that will be filed by WMC or TPT with the SEC (if and when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by WMC will be made available free of charge on WMC’s website at http://www.westernassetmcc.com, or by directing a request to its Investor Relations, Attention: Larry Clark at (310) 622-8223; email: lclark@finprofiles.com. Copies of documents filed with the SEC by TPT will be made available free of charge on TPT’s website at https://www.terrapropertytrust.com, or by directing a request to its Investor Relations at (212) 257-4666; email: ir@mavikcapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation Relating to the Merger

WMC, TPT and their respective directors and executive officers, and certain other affiliates of WMC or TPT may be deemed to be “participants” in the solicitation of proxies from the stockholders of WMC and TPT in respect of the proposed Merger. Information regarding WMC and its directors and executive officers and their ownership of common stock of WMC can be found in WMC’s definitive proxy statement filed with the SEC on May 2, 2023, and its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022. Information regarding TPT and its directors and executive officers and their ownership of common stock of TPT can be found in TPT’s definitive proxy statement filed with the SEC on April 26, 2023, and its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2022. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Merger if and when they become available. These documents are available free of charge on the SEC’s website and from WMC or TPT, as applicable, using the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of WMC and TPT and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither WMC nor TPT can give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by use of forward-looking terminology such as “may,” “will,” “target,” “should,” “expect,” “attempt,” “anticipate,” “project,” “estimate,” “intend,” “seek,” “continue,” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including its financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating the Merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of WMC; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of WMC and TPT; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; conditions in the market for mortgage-related investments; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for commercial and residential loans, securities and other investments; legislative and regulatory changes that could adversely affect the businesses of WMC or TPT; risks related to the origination and ownership of loans and other assets, which are typically short-term loans that are subject to higher interest rates, transaction costs and uncertainty on loan repayments; risks relating to any future impact of the COVID-19 pandemic, including the responses of governments and industries, on the real estate sector; credit risks; servicing-related risks, including those associated with foreclosure and liquidation; the state of the U.S. and to a lesser extent, international economy generally or in specific geographic regions; the general volatility of the securities markets in which WMC or TPT participate; WMC or TPT’s ability to maintain their respective qualification as a real estate investment trust for U.S. federal income tax purposes; and WMC or TPT’s ability to maintain their respective exemption from registration under the Investment Company Act of 1940, as amended. All such factors are difficult to predict, including those risks set forth in the WMC’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.westernassetmcc.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in TPT’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on TPT’s website at http://www.terrapropertytrust.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither WMC nor TPT undertakes any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN ASSET MORTGAGE CAPITAL CORPORATION

By:	/s/ Robert W. Lehman
	Name:	Robert W. Lehman
	Title:	Chief Financial Officer

Date:  June 28, 2023